FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

21 October 2008

ABBEY AND A&L MANAGEMENT CHANGES

Further to the announcement on 13 October 2008, Abbey National plc and Alliance & Leicester plc confirm that all changes to their management structure are now effective following approval by the Abbey Board earlier today.

All changes have now been approved by the FSA.

- Ends -

Contacts

Matthew Young	(Communications Director, Abbey)	020 7756 4232
Stuart Dawkins	(Director of Corporate Communications, A&L)	0116 200 3088
Anthony Frost	(Head of Corporate Communications, Abbey)	020 7756 5536

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 21 October 2008	By / s / Jessica Petrie
(Authorised Signatory)